

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4628

October 6, 2016

Mark R. Stone
Chief Executive Officer
Gores Holdings, Inc.
9800 Wilshire Blvd.
Beverly Hills, California 90212

> **Re: Gores Holdings, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 26, 2016**
> **File No. 001-37540**

Dear Mr. Stone:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2016 letter.

Unaudited Pro Forma Condensed Combined Financial Information (No Redemption Scenario), page 94

Note 1 – Description of the Business Combination – Basis of Presentation, page 102

1.   We note your disclosures that redemptions of up to approximately 10 million shares of Class A Stock will result in the Company being considered the accounting acquirer and that you have listed various factors in support of your accounting assessments under each scenario on pages 102 and 119, although without mention of factors that are not in support of these assessments or the weight given to such factors. Please expand your disclosure to clarify the extent to which the 10 million shares redemption threshold is correlated with voting control of the combined entity; and how the other factors listed as support for the opposing scenario were considered, where the relative voting rights become less of a determinative criterion. Please specifically disclose how the composition of the governing body and senior management of the combined entity were considered in identifying the Company as the acquirer. You may refer to

FASB ASC 805-10-55-12 if you require further clarification or guidance.

Please make corresponding revisions to the disclosures on page 119.

Note 4 – Pro Forma Adjustments, page 104

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 108

2.   We have read your response to prior comment 6 and note that details of the prior disclosure have been inadvertently removed. We believe that further revisions will be necessary to clarify the composition of Class B units to be issued. Given the terms of the agreement, it appears you would need to separately present as "Conversion of C units held by Selling Equityholders into B units" the number of units that will result from the conversion of outstanding Class C units. We understand the 2,496,000 Class B units to be issued to Mr. Metropoulos is not based on currently outstanding shares and therefore this should be presented on a separate line item in the tabulation on page 111 in arriving at the 32,408,742 unit figure.

Please also restore the prior version of this disclosure, having the partial rollover of Hostess CDM Co-Invest's equity shown in the composition of the 24,466,313 unit amount, and incorporating the revisions above, so the total number of units to be issued are more easily reconciled to the 46,602,500 shares to be issued in completing the Business Combination, as disclosed in Note 1 on page 101.

Please make corresponding revisions to the disclosures on page 124.

Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), page 112

Note 3 – Pro Forma Adjustments, page 120

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 125

3.   We have read your response to prior comment 8 and noted the participation percentages were derived from Schedule 1 of the Tax Receivable Agreement (Annex G or Exhibit H of the Master Transaction Agreement). Please further clarify in your pro forma adjustment the cross reference of such percentages. Alternatively, please state such participation percentages in the Master Transaction Agreement.

Proposal No. 1 – Approval of the Business Combination

The Master Transaction Agreement

General Description of the Master Transaction Agreement, page 139

4.   We note your response to prior comment 10 and your revisions in this section regarding the units and cash CDM Hostess will receive in connection with the cancellation of the class C units of Hostess Management, pursuant to the contribution agreement. On page 8 of your proxy statement under the Frequently Used Terms heading, you indicate that CDM Hostess is "controlled" by Mr. Metropolous, but the extent of the current relationship of any of its other members to the registrant is unclear. As such, please revise to describe the ongoing role(s), if any, of the CDM Hostess members other than Mr. Metropolous. Please also include related party disclosure under Item 5 of Schedule 14A and Item 404(a) of Regulation S-K, if applicable.

Tax Receivable Agreement, page 152

5.   We note that you have revised your filing to include a range of the estimated total TRA liability assuming the early termination provisions contained within the TRA were triggered. We further note that you have included the material terms of the agreement as well as the assumptions utilized in your calculation of the range of estimated TRA liability. Please provide similar disclosures in the following:

i)   The respective pro forma adjustment (j) of combined balance sheet under the No Redemption Scenario and pro forma adjustment (e) of combined balance sheet under the Maximum Redemption Scenario to comply with Rule 11-02(b)(8) of Regulation S-X;
ii) Notes to financial statements to comply with FASB ASC 850-10-10 and 10-50; and
iii) Liquidity and Capital Resources to comply with Item 303(a)(1) of Regulation S-K.

Please provide comparable disclosures updated as necessary to reflect any change in the estimated total TRA liability under the early termination provisions in your subsequent periodic filings.

Opinion of the Company's Financial Advisor, page 163

6.   Reference to the Moelis presentation materials dated July 4, 2016, suggests that Gores Holdings management provided the advisor with projected revenues which Moelis used as part of its presentation. We note that you summarize projected EBITDA at page 175, but we find no parallel disclosure regarding the revenue projections. Please provide corresponding disclosure (which should also clearly identify the source of the projections) or explain why you have omitted this information from the proxy statement in these circumstances. See Item 10(b)(2) of Regulation S-K. See also your response to comment 36 from our letter to you dated August 24, 2016.

7.   We note that additional detail and tabular information appears in the board books you provided in response to prior comment 12. Please expand the summary of the analyses to provide pertinent data or details where appropriate, such as the enterprise

values of the "selected companies" which you omit from the tabular disclosure in the Selected Publicly Traded Companies Analysis at page 165.

8. At page 168, you indicate that Moelis received fees in the prior two years that "in the aggregate were significantly greater than the amount of" the fee it will be paid in connection with the Business Combination. Please revise to quantify these other fees pursuant to Item 1015(b)(4) of Regulation S-K.

Information About Hostess, page 260

Selected Consolidated Historical Financial and Other Data of Hostess Holdings, page 271

9. We have read your response to prior comment 2 and noted the revisions are consistent with the guidance set forth in Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. However, please correct your footnote references on page 274 regarding the reconciliation of Adjusted EBITDA tabular disclosures.

Certain Anti-Takeover Provisions of Delaware Law, the Company's Certificate of Incorporation and Bylaws, page 333

10. We note the revised disclosure you provided in response to prior comment 15, and we reissue the comment in part. Section 203(b)(3) of the DGCL also indicates that any such amendment "shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption." Please revise or advise.

Closing Comments

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources